Exhibit 99.1

Semilux Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Compliance

Taipei, Taiwan, Nov. 12, 2025 (GLOBE NEWSWIRE) -- Semilux International Ltd. (NASDAQ: SELX) (“Semilux” or the “Company”) today announced that it received a letter from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2) because the closing bid price of the Company’s ordinary shares was below $1.00 per share for a period of 30 consecutive business days. This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. The notification has no immediate effect on the listing of the Company’s ordinary shares, which will continue to trade uninterrupted on Nasdaq under the ticker “SELX.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until May 11, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed. If the Company does not regain compliance with the minimum bid price requirement within the Compliance Period, the Company may be eligible for additional time, assume the absence of other deficiencies.

The Company intends to monitor the closing bid price of its ordinary shares and will, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse stock split of its ordinary shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

About Semilux International Ltd.

Semilux is domiciled in the Cayman Islands and operates through its subsidiaries, Taiwan Color Optics, Inc. (“TCO”) and Semilux Ltd. TCO is an optical and 3D sensing technology company that is primarily involved in the customization, design and supply of optical components and integrated chip for various industries including autonomous driving, intelligent lighting, as well as unmanned aerial vehicles. In collaboration with its clients, TCO conceptualizes and produces high precision optics and sensing modules that are specifically customized to clients’ needs for ease of integration in overall design and production. Applications for TCO’s products include automotive laser headlight systems, adaptive driving beams (ADB) as well as light detection and autonomous driving systems (LiDAR). More information can be found at: http://www.semilux.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined under Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, formulated in accordance with the ’safe harbor’ provisions of the Private Securities Litigation Reform Act of 1995. These statements, reflecting the Company’s projections about its future financial and operational performance, employ terms like ‘believes,’ ‘estimates,’ ‘anticipates,’ ‘expects,’ ‘plans,’ ‘projects,’ ‘intends,’ ‘potential,’ ‘target,’ ‘aim,’ ‘predict,’ ‘outlook,’ ’seek,’ ‘goal,’ ‘objective,’ ‘assume,’ ‘contemplate,’ ‘continue,’ ‘positioned,’ ‘forecast,’ ‘likely,’ ‘may,’ ‘could,’ ‘might,’ ‘will,’ ’should,’ ‘approximately,’ and similar expressions to convey the uncertainty of future events or outcomes. These forward-looking statements are based on the Company’s current expectations, assumptions, and projections, involving judgments about future economic conditions, competitive landscapes, market dynamics, and business decisions, many of which are inherently challenging to predict accurately and are largely beyond the Company’s control. Additionally, these statements are subject to a multitude of known and unknown risks, uncertainties, and other variables that could significantly diverge the Company’s actual results from those depicted in any forward-looking statement. These factors include, but are not limited to, varying economic conditions, competitive pressures, and regulatory changes. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Investor Relations Contact:

Email: IR@semilux.com